UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series B Preferred Stock, $0.01 Par Value Per Share	45254P300
Series C Preferred Stock, $0.01 Par Value Per Share	45254P409
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Ronald M. Morrison

General Counsel

Impac Mortgage Holdings, Inc.

19500 Jamboree Road

Irvine, California 92612

(949) 475-3600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Katherine J. Blair, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$1,860,776.30	$109

*              Estimated solely for purposes of calculating the filing fee based on the sum of (i) the product of (A) the offered purchase price of $0.29297 per share of Impac Mortgage Holdings, Inc.’s 9.375% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”) and (B) 2,000,000 shares of Series B Preferred Stock and (ii) the product of (A) the offered purchase price of $0.28516 per share of Impac Mortgage Holdings, Inc.’s 9.125% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”) and (B) 4,470,600 shares of Series C Preferred Stock. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Offer to Purchase and Consent Solicitation.

**           The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $58.50 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00005850 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $109	Filing Party: Impac Mortgage Holdings, Inc.

Form or Registration No.: SC TO-I	Date Filed: May 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Impac Mortgage Holdings, Inc. (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase for cash any and all outstanding shares of 9.375% Series B Cumulative Redeemable Preferred Stock and 9.125% Series C Cumulative Redeemable Preferred Stock, upon the terms and subject to the conditions set forth in the Offering Circular dated May 29, 2009, and in the related Letters of Transmittal, which are Exhibits (a)(1)(B) and (a)(1)(C)(i) and (a)(1)(C)(ii) to this Schedule TO, respectively.  Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offering Circular.

Item 12.                 Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(6)	Press Release dated June 17, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2009

IMPAC MORTGAGE HOLDINGS, INC.

By:	/s/ Ronald M. Morrison
Name:	Ronald M. Morrison
Title:	Executive Vice President and Corporate Secretary

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Exhibit Index

Exhibit No.	Description
(a)(1)(A)*	Letter from Joseph R. Tomkinson, Chairman and Chief Executive Officer of Impac Mortgage Holdings, Inc., to holders of Preferred Stock, dated May 29, 2009.

(a)(1)(B)*	Offering Circular, dated May 29, 2009.

(a)(1)(C)(i)*	Letter of Transmittal and Consent to the holders of Series B Preferred Stock, dated May 29, 2009.

(a)(1)(C)(ii)*	Letter of Transmittal and Consent to the holders of Series C Preferred Stock, dated May 29, 2009.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(1)(G)*	Form of Notice of Guaranteed Delivery.

(a)(2)*	Exhibit (a)(1)(A) is incorporated by reference herein.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press Release.

(a)(6)**	Press Release dated June 17, 2009.

(b)	Not applicable.

(d)(1)*

Specimen Certificate representing the 9.375% Series B Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-A, filed with the Securities and Exchange Commission on May 27, 2004).

(d)(2)*

Specimen Certificate representing the 9.125% Series C Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-A, filed with the Securities and Exchange Commission on November 19, 2004).

(d)(3)*

Form of Stock Certificate of the Company (incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement on Form S-11, as amended (File No. 33-96670), filed with the Securities and Exchange Commission on September 7, 1995).

(d)(4)*

Indenture between Impac Mortgage Holdings, Inc. and Wilmington Trust Company, as trustee, dated October 18, 2005 (incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005).

(d)(5)*	Exchange Agreement among Impac Mortgage Holdings, Inc. and Taberna Preferred Funding I, Ltd. and Taberna Preferred Funding II, Ltd. dated as of May 8, 2009

(d)(6)*

Junior Subordinated Indenture between Impac Mortgage Holdings, Inc. and, The Bank of New York Mellon Trust Company, National Association, as trustee, dated May 8, 2009, related to Junior Subordinated Note due 2034 in the original principal amount of $31,756,000

(d)(7)*

Junior Subordinated Indenture between Impac Mortgage Holdings, Inc. and, The Bank of New York Mellon Trust Company, National Association, as trustee, dated May 8, 2009, related to Junior Subordinated Note due 2034 in the original principal amount of $30,244,000

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO on May 29, 2009
**	Filed herewith.

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